UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.     10   )*
RAINING DATA CORPORATION
(f/k/a Omnis Technology Corporation)
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
096434105
(CUSIP Number)
J. Alex Moore
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA  94111
(415) 434-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
  July 1, 2004
(Date of Event which Requires
Filing of this Statement)
	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.
Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1
Name of Reporting Person
IRS Identification No. of
Above Person
ASTORIA CAPITAL PARTNERS, L.P.
94-3160631
2
Check the Appropriate Box if a Member of a Group
(a)	?

(b)	?
3
SEC USE ONLY


4
Source of Funds

OO
5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

?
6
Citizenship or Place of Organization

California
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

7
Sole Voting Power

-  16,433,033
-

8
Shared Voting Power

-0-

9
Sole Dispositive Power

-
16,433,033-

10
Shared Dispositive Power

-0-
11
Aggregate Amount Beneficially Owned by Reporting
Person

-
16,433,033-
12
Check Box if the Aggregate Amount in Row 11
Excludes Certain Shares

?
13
Percent of Class Represented by Amount in Row 11

64.9%
14
Type of Reporting Person

PN



1
Names of Reporting Persons
IRS Identification Nos. of
Above Persons
ASTORIA CAPITAL MANAGEMENT, INC.
94-3143169
2
Check the Appropriate Box if a Member of a Group
(a)	?

(b)	?
3
SEC USE ONLY


4
Source of Funds

OO
5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

?
6
Citizenship or Place of Organization

California
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

7
Sole Voting Power

- 16,497,633-

8
Shared Voting Power

-0-

9
Sole Dispositive Power

- 16,497,633-

10
Shared Dispositive Power

-0-
11
Aggregate Amount Beneficially Owned by Reporting
Person

- 16,497,633-
12
Check Box if the Aggregate Amount in Row 11
Excludes Certain Shares

?
13
Percent of Class Represented by Amount in Row 11

65.2%
14
Type of Reporting Person

CO, IA



1
Names of Reporting Persons
IRS Identification Nos. of
Above Persons
RICHARD W. KOE
2
Check the Appropriate Box if a Member of a Group
(a)	?

(b)	?
3
SEC USE ONLY


4
Source of Funds

OO
5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

?
6
Citizenship or Place of Organization

United States
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

7
Sole Voting Power

- 16,497,633-

8
Shared Voting Power

-0-

9
Sole Dispositive Power

- 16,497,633-

10
Shared Dispositive Power

-0-
11
Aggregate Amount Beneficially Owned by Reporting
Person

- 16,497,633-
12
Check Box if the Aggregate Amount in Row 11
Excludes Certain Shares

?
13
Percent of Class Represented by Amount in Row 11

65.2%
14
Type of Reporting Person

IN, HC



Item 1.		Security and Issuer
This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data Corporation (the "Issuer"). The principal executive office of the Issuer is 17500 Cartwright Rd., Irvine, CA 92614-5846.
Item 2.		Identity and Background
This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. ("ACM") and Richard W. Koe ("Koe") each of whose principal business office address is 1675 S.W. Marlow Avenue, Suite 315, Portland, OR 97225.
Astoria is an investment limited partnership, whose general
partners are ACM and Koe. ACM is an investment adviser registered as such with the SEC. Koe is ACM's president and sole shareholder.
None of Astoria, ACM or Koe has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
None of Astoria, ACM or Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Astoria is a California limited partnership, ACM is a California corporation and Koe is a United States citizen.
Item 3.		Source and Amount of Funds or Other Consideration
Astoria acquired the 5% Convertible Subordinated Notes described in Item 5(c) of this Schedule as payment of interest due on the Convertible Subordinated Notes held by Astoria pursuant to the provisions of the notes which permit the Issuer to pay interest by issuing additional notes. The Issuer may, at its option, make future quarterly interest payments on the notes by issuing additional notes.
Item 4.		Purpose of Transaction.
Astoria acquired the 5% Convertible Subordinated Notes described in Item 5(c) of this Schedule as payment of interest due on the Convertible Notes held by Astoria pursuant to the provisions of the notes which permit the Issuer to pay interest by issuing additional notes. The reporting persons hold the Issuer's Common Stock for investment purposes. Depending upon market conditions and other factors, one or more of the reporting persons may acquire additional securities of the Issuer or may dispose of some or all of the securities of the Issuer beneficially owned by him or it.
Except as described above, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:
(a)	The acquisition by any person of additional securities of
the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger,
reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management
of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or
dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or
corporate structure;
(g)	Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the
acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted
from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or
(i)	Any action similar to those enumerated above.

Item 5.		Interest in Securities of the Issuer
(a)	Astoria beneficially owns 9,545,478 shares of Common Stock and
300,000 Shares of Series A Convertible Preferred Stock that
are convertible at the option of the holder into 500,100
shares of Common Stock.  (The amount of Common Stock into
which the Series A Preferred Stock may be converted may be
subject to adjustment pursuant to anti-dilution provisions in the Certificate of Designation.)  Astoria also holds warrants giving it the right to acquire 1,636,555 shares of Common
Stock and 5% Convertible Subordinated Notes in the aggregate principal amount of $23,754,500, which are convertible into
Common Stock at a conversion price of $5.00 per share (the
"Convertible Notes").  Interest on the Convertible Notes is
payable quarterly and may be paid at the Issuer's option in
notes of substantially the same form as the Convertible Note
("PIK Notes").  Assuming the conversion of the Preferred
Stock, the exercise of the warrants and the conversion of the
Convertible Note, the percentage of Common Stock beneficially owned by Astoria is 64.9%.
	In addition to the securities beneficially owned through
Astoria, ACM and Koe beneficially own 64,600 shares of Common
Stock through an investment fund managed by ACM.  The
percentage of Common Stock beneficially owned by each of ACM and Koe is 65.2%.
(b)	Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by
reference.
(c)	On the July 1, 2004, the Issuer issued PIK Notes in the
principal amount of $292,470 to Astoria pursuant to the
Issuer's option to pay interest on the Convertible Notes
(including previously issued PIK Notes) with PIK Notes:
(d)	The amount of Common Stock reported in this Schedule as
beneficially owned by ACM and Koe includes 64,600 shares owned by an investment fund (other than Astoria) managed by ACM.
This investment fund has the right to receive dividends paid on such Common Stock.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to
Securities of the 	Issuer
	Item 6 of the Schedule is amended by the addition of the
following paragraph:
On April 1, 2003, Astoria and the Issuer agreed to amend and restate the common stock purchase warrant originally issued on December 1, 2000. Among other things, the amendments included changes to the warrant's anti-dilution provisions to exclude certain issuances, including issuance under employee stock incentive programs. Due to these amendments and other earlier dilution issuances, the warrant is exercisable for 1,136,555 shares of Common Stock at an exercise price of $2.35 per share.
Item 7.	Material to be Filed as Exhibits
No.		Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
2.	Stock Purchase Agreement dated as March 31, 1999 by and between the
Issuer and Astoria Capital Partners, L.P. (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on April 5, 1999 and incorporated herein by reference)
3.	Common Stock Purchase Agreement dated as of March 31, 1999 by and between the Issuer and Astoria Capital Partners, L.P. (included as
Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on
April 5, 1999 and incorporated herein by reference)
4.	Agreement and Plan of Merger dated as of August 23, 2000 by and among the Issuer, PickAX, Inc., Gilbert Figueroa, and Raining Merger Sub,
Inc. (included as Exhibit 10.1 to the Issuer's Form 10-QSB filed with the Commission on November 6, 2000 and incorporated herein by reference)
5.	Registration Rights Agreement dated as of November 30, 2000 by and among the Issuer, Astoria and certain other holders of the Issuer's securities (included as Exhibit 4.1 to the Issuer's 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)
6.	Note and Warrant Purchase Agreement dated as of November 30, 2000 by and between the Issuer and Astoria (included as Exhibit 4.2 to the
Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)
7.	Secured Promissory Note dated November 30, 2000 issued by the Issuer to Astoria (included as Exhibit 4.3 to Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)
8.	Common Stock Purchase Warrant issued by the Issuer to Astoria, dated
April 1, 2004, originally issued November 30, 2000 and adjusted on
April 1, 2003 and April 1, 2004 (included as Exhibit 4.9 to the
Issuer's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference)
9.	Credit Facility Agreement dated as of December 21, 1999 between the
Issuer and Astoria (included as Exhibit 10.3 to the Issuer's Form 10-
QSB filed with the Commission on February 14, 2000)
10.	Form of  Promissory  Note dated as of December 21, 1999 issued by the
Issuer to Astoria (included as Exhibit 10.4 to the Issuer's Form 10-
QSB filed with the Commission on February 14, 2000)
11	Non-Transferable  Warrant dated as of December 21, 1999 issued by the
Issuer to Astoria (included as Exhibit 10.5 to the Issuer's Form 10-
QSB filed with the Commission on February 14, 2000)
12.	Second Amendment to Credit Facility Agreement, Promissory Note and
Non-Transferable Warrant dated August 31, 2000 between the Issuer and
Astoria (included as Exhibit 4.5 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)
13.	Amended and Restated Common Stock Purchase Warrant originally issued on December 1, 2000 and amended and restated on April 1, 2003 issued by the Issuer to Astoria (included as Exhibit 4.11 to the Issuer's
Form 10-KSB filed with the Commission on June 6, 2003 and
incorporated herein by reference)
14.	Common Stock Purchase Agreement - Cash Purchase dated as of December
4, 2000 between the Issuer and Astoria, (included as Exhibit 4.1 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)
15.	Common Stock Purchase Agreement - PickAx Note dated as of December 4,
2000 between the Issuer and Astoria, dated as of December 4, 2000
(included as Exhibit 4.2 to the Issuer's Form 8-K/A filed with the
Commission on June 21, 2001 and incorporated herein by reference)
16.	Registration Rights Agreement dated as of December 4, 2000 by and among the Issuer, Astoria, Harrison H. Augur, Keogh MP and Robert D.
van Roijen (included as Exhibit 4.5 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)
17.	Common Stock Purchase Agreement dated as of September 27, 2001 between the Issuer and Astoria as amended on April 3, 2002 (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission
August 13, 2002 and incorporated herein by reference)
18.	Registration Rights Agreement dated September 27, 2001 between
Astoria and the Issuer (included as Exhibit 10.2 to the Issuer's Form
8-K filed with the Commission on October 1, 2001 and incorporated herein by reference)
19. 	Third Amendment to Registration Rights Agreement, dated as of January
30, 2003, between Astoria and the Issuer (included as Exhibit 4.3 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)
20. 	Note Exchange Agreement, dated as of January 30, 2003, between
Astoria and the Issuer (included as Exhibit 4.1 to the Issuer's Form
8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)
21.	5% Convertible Subordinated Note Due 2008 between the Issuer and
Astoria, dated January 30, 2003 (included as Exhibit 4.2 to the
Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)
22.	Form of Payment in Kind Note, as referenced in the 5% Convertible
Subordinated Note, between the Issuer and Astoria (included as
Exhibit 4.8 to the Issuer's Form 10-KSB filed with the Commission on
June 6, 2003 and incorporated herein by reference)
23.	Sixth Amendment to Registration Rights Agreement, dated as of April
1, 2003 by and among the Issue, Astoria, Harrison H. Augur, Keogh MP and Robert D. Van Roijen (included as Exhibit 4.3 to the Issuer's
Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference.)


Signatures
	After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. DATED August 31, 2004

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria
Capital Management, Inc.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE
/s/ Richard W. Koe



Exhibit 1

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

		The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of  Raining Data Corporation, f/k/a Omnis
Technology Corporation (the "Company"). For that purpose, the undersigned Richard W. Koe hereby constitutes and appoints Melissa
Dehn as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements, reports and documents necessary to comply with section 13(d) and section 16(a)
of the Securities Exchange Act of 1934, as amended, in connection with said purchases (including any and all Forms 3, 4 or 5 required to be filed), and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.  The rights, powers and authority of said attorney-in-fact herein granted shall commence and be in full force and effect as of the date hereof and shall remain in full force and effect until a revocation by
Richard W. Koe in a signed writing delivered to the attorney-in-fact or until such attorney-in-fact shall no longer be an officer of
Astoria Capital Management, Inc.
DATED:  August 31, 2004
ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria
Capital Management, Inc.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.
/s/ Richard W. Koe
By: Richard W. Koe
Its: President

/s/ Richard W. Koe
Richard W. Koe

/s/  Melissa Dehn
Melissa Dehn




( . . . continued)

(continued . . . )

CUSIP No. 096434105	SCHEDULE 13D	Page 2 of 14
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